The Thomson Corporation                                           [LOGO OMITTED]
Toronto Dominion Bank Tower, Suite 2706
PO Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Tel (416) 360-8700   Fax (416) 360-8812
www.thomson.com


News Release


Investor Contact:                       Media Contact:
----------------                        -------------
John Kechejian                          Janey Loyd
Vice President, Investor Relations      Vice President, Corporate Communications
(203) 969-8700                          (203) 969-8700
john.kechejian@thomson.com              janey.loyd@thomson.com

                                        Jason Stewart
                                        Director, Public Relations
                                        (203) 969-8700
                                        jason.stewart@thomson.com


For Immediate Release
--------------------------------------------------------------------------------

                         THE THOMSON CORPORATION EXTENDS
                    EQUITY AND DEBT TENDER OFFERS FOR PRIMARK

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              TORONTO, ONTARIO, August 30, 2000 - The Thomson Corporation (TSE:
TOC) announced today that Marquee Acquisition Corporation ("Marquee"), a wholly owned subsidiary of Thomson, is extending its offer to acquire all outstanding shares of common stock of Primark Corporation until Tuesday, September 12, 2000 at 5:00 p.m. Eastern Daylight Time (EDT). In accordance with the terms of the Offer to Purchase, dated June 14, 2000, Marquee is extending the offer to allow the satisfaction of certain closing conditions. The offer to acquire the common stock of Primark was previously scheduled to expire at 5:00 p.m. EDT on Wednesday, August 30, 2000.

              In addition, Thomson announced that Marquee is extending its offer to acquire all of the outstanding Primark 9 1/4% Senior Subordinated Notes due 2008 (the "Notes") until Wednesday, September 13, 2000 at 5:00 p.m. EDT. The offer to acquire the Notes was previously scheduled to expire at 5:00 p.m. EDT on Thursday, August 31, 2000.

              Based on the latest count of tendered shares and Notes, as of 5:00 p.m. EDT on August 28, 2000, 16,111,076 shares of Primark common stock (constituting approximately 79% of the outstanding common stock) had been tendered and not withdrawn, and approximately US$149.9 million in the aggregate principal amount of the Notes (constituting just over 99.9% of the outstanding Notes) had been tendered and not withdrawn.

              The tender offer for the Primark common stock is being made through, and the foregoing announcement is qualified in its entirety by reference to, Marquee's Offer to Purchase dated June 14, 2000, and the related letter of transmittal. The tender offer for the Notes is being made through, and the foregoing announcement is qualified in its entirety by reference to, Marquee's Offer to Purchase and Consent Solicitation Statement dated June 22, 2000, and the related letter of transmittal. Primark stockholders and noteholders should read the applicable Offer to Purchase and related letter of transmittal in their entirety prior to making any decision as to the respective tender offers.


                                     -more-

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The Thomson Corporation Extends
Equity and Debt Tender Offers for Primark




              The Thomson Corporation (www.thomson.com), with 1999 revenues of US$5.8 billion, is a leading, global e-information and solutions company in the business and professional marketplace. Thomson's common shares are listed on the Toronto and London Stock Exchanges.


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